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NEWS RELEASE


            CIGNA CORPORATION ANNOUNCES COMMENCEMENT OF TENDER OFFER
                          FOR HEALTHSOURCE, INC. STOCK

Philadelphia, PA, March 6, 1997 -- CIGNA Corporation announced today that CHC Acquisition Corp., its indirect wholly-owned subsidiary, has commenced a cash tender offer for all outstanding shares of common stock of Healthsource, Inc. at $21.75 per share.

The offer is being made pursuant to the previously announced merger agreement among CIGNA, CHC Acquisition Corp., and Healthsource, Inc. The offer is conditioned upon, among other things, the tender of a majority of the shares outstanding on a fully diluted basis and obtaining regulatory approvals. The offer and withdrawal right are scheduled to expire at 12:00 midnight on Wednesday, April 2, 1997, unless and until extended. Goldman, Sachs & Co. is acting as the Dealer Manager and Georgeson & Company, Inc. is acting as the Information Agent in connection with the offer.

CIGNA Corporation, with 1996 assets of $99 billion and revenues of $19 billion, is a leading provider of health care, insurance and related financial services throughout the United States and internationally. CIGNA ranks among the largest investor-owned insurance organizations in the U.S., with shareholders' equity of $7.2 billion.